Exhibit (a)(5)(iii)

501 Elliott Ave. W. #400 Seattle, WA 98119	T 206.282.7100 F 206.284.6206

Cell Therapeutics Amends “Modified Dutch Auction” Tender

Offer for up to $89.2 million of its Outstanding Convertible Notes

SEATTLE, MAY 18, 2009—Cell Therapeutics, Inc. (the “Company” or “CTI”) (NASDAQ and MTA: CTIC) today announced that it has amended its “Modified Dutch Auction” tender offer (the “Exchange Offer”) to increase the total consideration of its offer to exchange shares of its common stock, no par value (the “Common Stock”), and cash for an aggregate of up to $89.2 million principal amount of the following outstanding series of its convertible notes (the “Notes”):

•	4% Convertible Senior Subordinated Notes due 2010

•	5.75% Convertible Senior Notes due 2011

•	6.75% Convertible Senior Notes due 2010

•	7.5% Convertible Senior Notes due 2011

•	9% Convertible Senior Notes due 2012

Under the Exchange Offer, as amended, CTI will now offer to exchange shares of Common Stock and cash with a value not greater than $600 nor less than $550 (the “Exchange Consideration”) for each $1,000 principal amount of Notes validly tendered and not withdrawn, with such value determined by a “Modified Dutch Auction” procedure. Originally, the minimum value had been $250 per $1,000 principal amount and the maximum value had been $300 per $1,000 principal amount. The cash portion of the Exchange Consideration will continue to be $200. Accrued and unpaid interest to, but excluding, the settlement date will continue to be exchanged for shares of Common Stock.

As a result of the increase in the portion of the Exchange Consideration consisting of shares of Common Stock, the Company has increased the maximum number of shares of Common Stock to be issued upon exchange of the Notes and to pay accrued and unpaid interest to 30.63 million shares of Common Stock.

A “Modified Dutch Auction” tender offer allows holders of the Notes to indicate the principal amount of Notes that such holders desire to tender and the consideration within the specified range of Exchange Consideration at which they wish to tender such Notes.

As of May 18, 2009, approximately $118.9 million aggregate principal amount of the Notes was outstanding. The Exchange Offer is conditioned upon a minimum of $83,260,100 aggregate principal amount of Notes being validly tendered and not withdrawn, as well as certain other terms and conditions described in the Company’s Offer to Exchange, dated May 12, 2009 (as supplemented May 19, 2009, the “Offer to Exchange”), the related Amended and Restated Letter of

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Transmittal, and other related Exchange Offer materials (which collectively, as may be amended, restated, supplemented, or otherwise modified from time to time, constitute the “Exchange Offer Documents”).

The Exchange Offer is scheduled to expire at 5:00 p.m., New York City time, on Wednesday, June 10, 2009, unless the Exchange Offer is extended. Tendered Notes may be withdrawn at any time on or prior to the expiration date of the Exchange Offer.

CTI is conducting the Exchange Offer in order to reduce the principal amount of its outstanding indebtedness. CTI believes that reducing its outstanding indebtedness is necessary in order for its business to operate in light of its current asset base and revenue prospects.

If the aggregate amount of Notes validly tendered and not properly withdrawn on or prior to the expiration date at or below the Exchange Consideration exceeds the amount CTI is offering to exchange, CTI will accept for payment the Notes that are validly tendered and not properly withdrawn from the Exchange Offer at or below the Exchange Consideration on a pro rata basis from among the tendered Notes.

The financial advisor for the Exchange Offer is Piper Jaffray & Co., the information agent for the Exchange Offer is Georgeson Inc. and the depositary for the Exchange Offer is U.S. Bank National Association.

About CTI, Inc.

Headquartered in Seattle, CTI is a biopharmaceutical company committed to developing an integrated portfolio of oncology products aimed at making cancer more treatable. For additional information, please visit www.CellTherapeutics.com.

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Exchange Offer Statement

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell, any securities. The full details of the Exchange Offer, including complete instructions on how to tender the Notes, are included in the Exchange Offer Documents, which have been or will be delivered to holders of the Notes. Holders of the Notes should read carefully the Exchange Offer Documents when they are available because they contain important information regarding the Exchange Offer. Holders of Notes may obtain free copies of the Exchange Offer Documents at the SEC’s website at www.sec.gov. In addition, holders may also obtain a copy of these documents, free of charge, from Georgeson Inc., the information agent for the Exchange Offer.

While CTI’s board of directors has approved the making of the Exchange Offer, none of CTI, its board of directors, the financial advisor, the information agent or the depositary makes any recommendation to any holder of the Notes as to whether to exchange or refrain from exchanging any Notes, or as to the value of the Exchange Consideration with the range specified by the Company at which holders may choose to exchange their Notes. CTI has not authorized any person to make any recommendation with respect to the Exchange Offer. Holders of the Notes must decide whether to exchange their Notes and, if so, the principal amount to exchange and the price or prices at which to exchange such Notes. In doing so,

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holders of the Notes should carefully evaluate all of the information in the Exchange Offer Documents before making any decision with respect to the Exchange Offer and should consult their own investment and tax advisors.

Holders of the Notes who have questions or would like additional copies of the Exchange Offer documents may call the information agent at (800) 457-0759. Banks and brokerage firms may call (212) 440-9800.

This press release includes forward-looking statements that involve a number of risks and uncertainties, the outcome of which could materially and/or adversely affect actual future results. Specifically, the risks and uncertainties that could affect the development of products include risks associated with preclinical and clinical developments in the biopharmaceutical industry in general, determinations by regulatory, patent and administrative governmental authorities, competitive factors, technological developments, costs of developing, CTI’s ability to continue to raise capital as needed to fund its operation, CTI’s reduction in annual operating expenses may be less than projected and the risk factors listed or described from time to time in CTI’s filings with the Securities and Exchange Commission including, without limitation, CTI’s most recent filings on Forms 10-K, 10-Q, and 8-K. Except as may be required by law, CTI does not intend to update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

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Media Contact:

Dan Eramian

T: 206.272.4343

C: 206.854.1200

E: media@ctiseattle.com

www.CellTherapeutics.com/press_room

Investors Contact:

Ed Bell

T: 206.282.7100

Lindsey Jesch

T: 206.272.4347

F: 206.272.4434

E: invest@ctiseattle.com

www.CellTherapeutics.com/investors

www.CellTherapeutics.com